

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

David Goldberg
Chief Financial Officer
REE Automotive Ltd.
Kibbutz Glil-Yam
Israel 4690500

   Re: REE Automotive Ltd.
     Registration Statement on Form F-3
     Filed August 16, 2022
     File No. 333-266902

Dear Mr. Goldberg:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Colin Diamond